SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 14, 2005
(Commission File No. 0-31202)
_________________

O2 plc
(Name of Registrant)

Wellington Street
Slough, Berkshire SL1 1YP
England
(Address of Principal Executive Offices)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Enclosure:	Press announcement, dated March 14, 2005, regarding result of successful placing and scheme of arrangement becomes effective

O2 plc

14 March 2005

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for ordinary shares in the capital of the Company in the United States, Canada, Australia, Japan or in any jurisdiction in which such offer or solicitation is unlawful. The ordinary shares in the capital of the Company have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

O2 plc (the “Company” or “O2”)
Result of successful placing and scheme of arrangement becomes effective

The Company is pleased to announce that, further to this morning’s announcement of the Placing associated with the Cash Alternative election, 299,500,644 new ordinary shares have been successfully placed. Following the accelerated bookbuilding process, the Placing Price has been set at 125 pence per share.

Former shareholders of mmO2 plc whose elections for the Cash Alternative have been accepted will receive 125 pence per mmO2 share, which comprises the Placing Price plus a 5 pence premium per share. The Company expects cheques in respect of accepted cash elections to be despatched by 31 March 2005.

Following sanction of the High Court on 10 March 2005, the scheme of arrangement proposed by mmO2 plc under section 425 of the Companies Act 1985 became effective today and mmO2 plc is now a wholly-owned subsidiary of O2 plc. Admission of the ordinary shares in O2 plc issued pursuant to the scheme became effective and dealings in them on the London Stock Exchange commenced at 8.00 am today.

Application has been made to the UK Listing Authority and the London Stock Exchange for 299,500,644 O2 plc ordinary shares to be admitted to the Official List and to trading on the London Stock Exchange. These shares shall rank pari passu with the ordinary shares of the Company and dealings are expected to commence at 8.00 am on 17 March 2005.

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, O2 plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

O2 plc

Date: March 14, 2005	By: /s/ Robert Harwood

	Name:	Robert Harwood
	Title:	Assistant Secretary